Exhibit 99.4

Compensation Report in Accordance with the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance)

Contents
•	Report of the Statutory Auditor
•	Compensation of the Board of Directors
•	Compensation of the Members of the Executive Management
•	Equity Incentive Plans of the Board of Directors and the Members of the Executive Management

Annex
•	Compensation Philosophy, Principles and Governance

AC Immune SA

Ecublens

Report of the statutory auditor to the
General Meeting

on the compensation report 2021

Report of the statutory auditor
to the General Meeting of AC Immune SA

Ecublens

We have audited the compensation report of AC Immune SA for the year ended 31 December 2021. The audit was limited to the information according to articles 14–16 of the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance) contained in the tables 1.c., 2.c. and 3 and the information in sections 1.b. and 3 of the compensation report.

Board of Directors’ responsibility

The Board of Directors is responsible for the preparation and overall fair presentation of the compensation report in accordance with Swiss law and the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance). The Board of Directors is also responsible for designing the remuneration system and defining individual remuneration packages.

Auditor’s responsibility

Our responsibility is to express an opinion on the compensation report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the compensation report complies with Swiss law and articles 14–16 of the Ordinance.

An audit involves performing procedures to obtain audit evidence on the disclosures made in the compensation report with regard to compensation, loans and credits in accordance with articles 14–16 of the Ordinance. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements in the compensation report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of remuneration, as well as assessing the overall presentation of the compensation report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the compensation report of AC Immune SA for the year ended 31 December 2021 complies with Swiss law and articles 14–16 of the Ordinance.

PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Justin Coppey
Audit expert Auditor in charge	Audit expert

Lausanne, 22 March 2022

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, CH-1001 Lausanne, Switzerland
Téléphone: +41 58 792 81 00, Téléfax: +41 58 792 81 10, www.pwc.ch

PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

This compensation report of AC Immune SA (the “Company”) has been prepared in accordance with the Federal Ordinance Against Excessive Compensation in Stock Exchange Listed Companies (“Ordinance”), effective January 1, 2014.

1.	Compensation of the Board of Directors
a.	Board Composition in 2021 and 2020

Name	Appointment	Board	Audit Committee	Compensation and Nomination Committee
Douglas Williams, Ph.D.	2018	Chairman (1)		Chairman
Martin Velasco	2003	Vice-Chairman (1)(3) (8) (10)	Member (8)	Member (8)
Peter Bollmann, Ph.D.	2015	Director (8)	Chairman (8) (9)
Thomas Graney	2016	Director	Member	Member
Andrea Pfeifer, Ph.D.	2016	Director – CEO
Werner Lanthaler, Ph.D.	2018	Director	Member
Roy Twyman, M.D.	2019	Director (2)		Member (7)
Carl June, M.D.	2020	Director (4)
Alan Colowick, M.D.	2021 (6)	Director (6)
Monika Bütler, Ph.D.	2021 (7)	Director (7)	Chairman (7)
Monica Shaw, M.D.	2021 (7)	Director (7)
Friedrich von Bohlen und Halbach, Ph.D.	2015	Director (5)

(1) — Appointed June 28, 2019
(2) — Appointed June 28, 2019
(3) — Chairman from 2003 through June 28, 2019
(4) — Appointed November 20, 2020
(5) — Term expired June 26, 2020
(6) — Appointed March 31, 2021
(7) — Appointed October 29, 2021
(8) — Retired October 29, 2021
(9) — Chairman from 2016 through October 29, 2021
(10) — Appointed Honorary Chairman October 29, 2021; position of Vice-Chairman no longer exists

Our Board of Directors is composed of eight directors, not including our Chief Executive Officer (“CEO”). Each director is elected for a one-year term. The current members of our Board of Directors were appointed at either the shareholders’ meeting held on June 25, 2021 or the extraordinary shareholders’ meeting held on October 29, 2021 to serve until the 2022 shareholders’ meeting planned for June 2022.

Pursuant to the NASDAQ Marketplace Rule 5615(a)(3), the Company follows Swiss rules in lieu of the NASDAQ exchange listing rules for rules regarding the nominations committee, independent director oversight of executive officer compensation, majority independent board representation and the establishment of, or amendments to, equity-based compensation plans for employees. Swiss law does not require that a majority of our Board of Directors consists of independent directors. Taking into account all applicable committee independence standards, Douglas Williams, Thomas Graney, Werner Lanthaler, Roy Twyman, Carl June, Alan Colowick, Monika Bütler and Monica Shaw are “independent directors”. Peter Bollmann, Martin Velasco, and Friedrich von Bohlen und Halbach were deemed “independent” during their tenures as members of our Board of Directors. In making such determination, our Board of Directors considered the relationships that each non-employee director has with us and all other facts and circumstances our Board of Directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

b.	Compensation Structure

Board members are paid a fixed fee dependent on the function exercised. Such fees have been established in light of market practice. In addition to the fixed fee, board members are awarded equity instruments under the Company’s equity incentive plans as described within the section “Equity Incentive Plans” of this report.
Commencing in and since July 2019, annual fixed fees totaled, and were paid semi-annually, in Swiss Francs (“CHF”) as follows:

•	KCHF 87 (net of social charges) for the Chairman of the Board
•	KCHF 70 (net of social charges) for the Vice-Chairman of the Board
•	KCHF 54 (net of social charges) for other members of the Board
•	KCHF 12 (net of social charges) for the Audit and Finance Committee Chairman
•	KCHF 6 (net of social charges) for members of the Audit and Finance Committee
•	KCHF 15 (net of social charges) for the Compensation, Nomination and Governance Committee Chairman
•	KCHF 10 (net of social charges) for members of the Compensation, Nomination and Governance Committee

c.	2021 and 2020 Board Compensation

In 2021 and 2020, the total compensation of the members of the Board of Directors consists of board fees, social charges and compensation paid in the form of equity instruments and is outlined below:

Year	Name	Gross Cash Compensation	Social Contribution	FMV of Equity instruments granted (2) (3)	Total Annual Compensation
		(in CHF thousands)
2021	Douglas Williams, Ph.D.	109	10	82	201
2020		109	10	82	201

2021	Martin Velasco	75	5	74	154
2020		90	6	74	170

2021	Peter Bollmann, Ph.D.	57	3	66	126
2020		69	6	66	141

2021	Thomas Graney	70	-	66	136
2020		70	-	66	136

2021	Andrea Pfeifer, Ph.D. (1)	-	-	-	-
2020		-	-	-	-

2021	Werner Lanthaler, Ph.D.	64	6	66	136
2020		64	6	66	136

2021	Roy Twyman, M.D.	56	-	66	122
2020		54	-	66	120

2021	Carl June, M.D.	54	-	66	120
2020		6	-	105	111

2021	Alan Colowick	41	-	132	173
2020		-	-	-	-

2021	Monika Bütler	12	1	43	56
2020		-	-	-	-

2021	Monica Shaw	10	1	43	54
2020		-	-	-	-

2021	Friedrich von Bohlen und Halbach, Ph.D. (4)	-	-	-	-
2020		27	-	-	27

	Total 2021	548	26	704	1,278
	Total 2020	489	28	525	1,042

(1)	— There is no compensation for board participation; compensation for Andrea Pfeifer is included in section 2c below
(2)
— Stock options were granted in 2021 and 2020 and Restricted Share Units (“RSUs”) in 2018. These awards are further described in Section 3 below. We estimate the fair value of restricted share units using a reasonable estimate of market value of the common shares on the date of the award. Stock options granted are valued using the Black-Scholes model

(3)
— Fair market value (“FMV”) excludes Swiss social security contributions since such contributions are only due if and when the equity instrument is exercised. However, say-on-pay remuneration proposals include an amount for social security contributions.

(4)	— Term expired June 26, 2020

d. Loans to Board Members, payments to former members of the Board of Directors and payments to Related Parties of Members of the Board of Directors

For the years ended December 31, 2021 and 2020, the Company granted no loans to members or former members of the Board of Directors. Additionally, as of December 31, 2021 and 2020, no such loans or credit payments existed to present or former members of the Board of Directors, or to related parties of present or former members of the Board of Directors.

For the years ended December 31, 2021 and 2020, no disclosable compensation was paid to related parties or former members of the Board of Directors.

2.	Compensation for Members of Executive Management
a.	Executive Management Composition

The Executive Management during 2021 and 2020 was comprised of:

Name	Function	Appointment
Andrea Pfeifer, Ph.D.	Chief Executive Officer	2003
Marie Kosco-Vilbois, Ph.D.	Chief Scientific Officer	2019
Joerg Hornstein	Chief Financial Officer	2017
Jean-Fabien Monin	Chief Administrative Officer	2009
Piergiorgio Donati	Chief Technical Operations Officer	2019
Johannes Streffer, M.D. (1)	Chief Medical Officer	2021

(1)	— Dr. Johannes Streffer was appointed Chief Medical Officer effective January 11, 2021

b.	Executive Compensation Principles

Each member of the Executive Management receives remuneration consisting of a base salary, incentive plan, social benefits and an equity incentive plan as described more fully in the annex to this report.

c.	2021 and 2020 Executive Compensation

The total compensation of the Executive Management and the highest individual compensation of the members of the Executive Management for the years ended December 31, 2021 and 2020, respectively, are outlined below:

Year	Name	Cash Compensation	Other Compensation	Pension (employer)	Employer’s Social Contribution (1)	Cash Bonus	Total	Equity FMV excluding Social Contributions (2) (3)
		(in CHF thousands)
2021	Andrea Pfeifer, Ph.D.	530	28	75	94	465	1,192	1,150
2020		520	28	75	88	395	1,106	1,100

2021	Total Executive Management Compensation	2,197	93	266	324	1,198	4,078	3,128
2020		1,735	76	214	266	856	3,147	2,423

(1)	— Amounts exclude social charges related to the exercise of options in the amount of CHF 17K and CHF 42K in the aggregate for Executive Management in 2021 and 2020, respectively
(2)
— Stock options were granted in 2021 and 2020 and Restricted Share Units in 2018 and are further described in Section 3 below. Stock Options awarded in 2021 will fully vest from 2021 through 2025. We estimate the fair value of restricted share units using a reasonable estimate of market value of the common shares on the date of the award. Stock options granted are valued using the Black-Scholes model

(3)
— Fair market value (FMV) excludes Swiss social security contributions since such contributions are only due if and when the equity instrument is exercised. However, say-on-pay remuneration proposals include an amount for social security contributions.

d.	Loans, Severance or other Compensation Paid to Members or Former Members of the Executive Management

For the years ended December 31, 2021 and 2020, the Company granted no loans and no severance payments were made or other compensation paid or promised to members or former members of the Executive Management. Additionally, as of December 31, 2021 and 2020, no such loans or credit payments existed to present or former members of the Executive Management, or to related parties of present or former members of the Executive Management.

For the years ended December 31, 2021 and 2020, no compensation was paid to related parties of present or former members of the Executive Management.

3.	Equity Incentive Plans of the Board of Directors and the Executive Management

Board of Directors and Executive Management Equity Incentive Plan Summary
The Members of the Board of Directors and Executive Management held the following equity instruments, as outlined in the following two tables, as of December 31, 2021 and 2020:

Investments held by members of the Board of Directors (1)

Year	Name	Function	Number of Shares	Number of Options – Vested (5)	Number of Options – Unvested (4) (5)	Number of Restricted Share Units -Vested (3)	Number of Restricted Share Units -Unvested (3)
2021	Douglas Williams, Ph.D.	Chairman	-	42,819	15,984	12,818	-
2020		Chairman	-	23,295	19,524	10,876	1,942

2021	Martin Velasco (2)	Vice-Chairman	-	-	-	-	-
2020		Vice-Chairman	444,250	21,023	17,619	11,828	-

2021	Peter Bollmann, Ph.D. (2)	Director	-	-	-	-	-
2020		Director	46,609	18,750	15,714	-	-

2021	Thomas Graney	Director	4,023	34,464	12,865	11,828	-
2020		Director	4,023	18,750	15,714	11,828	-

2021	Werner Lanthaler, Ph.D.	Director	-	34,464	12,865	11,906	-
2020		Director	-	18,750	15,714	9,922	1,984

2021	Roy Twyman, M.D.	Director	-	46,585	18,926	-	-
2020		Director	-	24,811	27,835	-	-

2021	Carl June, M.D.	Director	-	18,472	25,844	-	-
2020		Director	-	-	31,451	-	-

2021	Alan Colowick, M.D.	Director	-	3,471	25,389	-	-
2020		Director	-	-	-	-	-

2021	Monika Bütler, Ph. D.	Director	-	-	14,310	-	-
2020		Director	-	-	-	-	-

2021	Monica Shaw, M. D.	Director	-	-	14,310	-	-
2020		Director	-	-	-	-	-

	Total 2021		4,023	180,275	140,493	36,552	-
	Total 2020		494,882	125,379	143,571	44,454	3,926

(1)	— Excluding Andrea Pfeifer, CEO, whose holdings are listed under Executive Management
(2)	— Retired October 29, 2021 and no longer a Director as of December 31, 2021
(3)
— Each RSU granted entitles the Grantee an equivalent number of common shares of the Company. The settlement and delivery of shares shall only occur upon payment of the Settlement Price of the Restricted Share Unit

(4)	— Stock Options awarded in 2021 will fully vest from 2022 through 2024
(5)	— Each stock option award entitles the Grantee the right and option to purchase all or any part of the number of common shares of the Company, equivalent to the number of stock options exercised

Investments held by members of the Executive Management

Year	Name	Function	Number of Shares	Number of Options – Vested (2)	Number of Options - Unvested	Number of Restricted Share Units – Vested (3)	Number of Restricted Share Units – Unvested
2021	Andrea Pfeifer, Ph.D. (1)	Chief Executive Officer	2,303,420	305,508	454,682	17,135	-
2020		Chief Executive Officer	2,352,215	253,568	427,611	4,284	12,851

2021	Marie Kosco-Vilbois, Ph.D.	Chief Scientific Officer	64,365	31,931	159,160	-	-
2020		Chief Scientific Officer	20,661	21,852	132,298	-	-

2021	Joerg Hornstein	Chief Financial Officer	-	371,029	279,594	-	-
2020		Chief Financial Officer	-	240,411	267,897	-	-

2021	Jean-Fabien Monin	Chief Administrative Officer	292,411	41,679	59,158	-	797
2020		Chief Administrative Officer	289,940	18,805	53,000	551	2,717

2021	Piergiorgio Donati	Chief Technical Operations Officer	4,500	47,745	63,802	-	-
2020		Chief Technical Operations Officer	4,500	23,416	59,668	-	-

2021	Johannes Streffer, M. D.	Chief Medical Officer	14,200	11,860	83,017	-	-
2020		Chief Medical Officer	-	-	-	-	-

	Total 2021		2,678,896	809,752	1,099,413	17,135	797
	Total 2020		2,667,316	558,052	940,474	4,835	15,568

(1)
— A portion of the shares correspond to pre-IPO preferred shares acquired directly by the member through the Company’s successive financial rounds (Series A, B, C and D) and cannot be assimilated to compensation in equity

(2)	— Each stock option award entitles the Grantee the right and option to purchase all or any part of the number of common shares of the Company, equivalent to the number of stock options exercised
(3)
— Each RSU entitles the Grantee an equivalent number of common shares of the Company. The settlement and delivery of shares shall only occur upon payment of the Settlement Price of the Restricted Share Unit

Compensation of Current and Former Members of the Board and Executive Management
In connection with RSUs settled and options exercised in 2021 and 2020 by current and former members of the Board and Executive Management, AC Immune paid social contributions, in accordance with applicable laws, on the gain resulting from the difference in exercise price and fair value of the shares at the time of the exercise. With regard to the former Board and Executive Management members, AC Immune paid a total of nil and CHF 5K in 2021 and 2020, respectively. With regard to the current Board and Executive Management members, AC Immune paid a total of CHF 17K and CHF 45K in 2021 and 2020, respectively.

Compensation Philosophy, Principles and Governance

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson’s disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen™ (conformation-specific biologics) and Morphomer™ (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

AC Immune's compensation policy is designed to attract, motivate and retain talent in order to support the achievement of the Company’s financial and strategic objectives. The policy further aims at ensuring a fair and competitive compensation package. The Board believes that by combining short- and long-term incentive elements, the compensation system helps to align the interests of the Board members and Executive Management with the interests of the Company and its shareholders. In addition, compensation elements are focused on rewarding the delivery of outstanding and sustainable results without inappropriate risk-taking.

In 2021 and 2020, the Company engaged a reputable compensation and performance expert firm to benchmark the compensation level and structure for the members of the Board and Executive Management. The analysis included compensation data of the comparable Pharma/Biopharma companies, including several US-based companies. The Board concluded that adjustments to the compensation were required in order for AC Immune to remain a competitive employer.

Method of Determining Compensation

The Role and Powers of the Compensation, Nomination and Governance Committee (CNC)
The CNC consists of three (3) members, who are appointed at the Annual Shareholders' Meeting, or in case of vacancies, the Board of Director’s may appoint substitutes from amongst its members for the remaining term of office. The committee enacts its own charter.

Compensation Guidelines:
The CNC recommends guidelines for the compensation of the members of the Board of Directors, the CEO and the Executive Management, and submits these recommendations to the Board of Directors for approval.

The CNC provides an overall package for near- and long-term compensation, including variable compensation, that (1) is designed to attract, motivate and retain persons with the necessary skills and character, (2) is consistent with market conditions, and in the case of variable compensation, consistent with the Company’s and individual’s performance, and (3) aligns the interests of the members of the Board of Directors and the Executive Management with the interests of the Company. The CNC also periodically reviews the Company’s compensation policies for its employees who are not members of the Executive Management.

The CNC meets at least four times per year and informs the Board of Directors of its recommendations and resolutions after each meeting.

Approval of Compensation by the Annual Shareholders' Meeting
Swiss law requires a binding approval of the maximum compensation for the Board and the Executive Management. Until the Annual Shareholders' Meeting of 25 June 2021, shareholders separately approved the total maximum amounts proposed by the Board of Directors pursuant to Articles 32 and 33 of the Articles of Association for:

(1)	the non-performance-related compensation of the Board of Directors for the next term of office;
(2)	a possible additional compensation of the Board of Directors for the preceding business year;
(3)	the non-performance-related compensation of the Executive Management for the 12-month period starting on 1 July following the Annual Shareholders' Meeting;
(4)	the variable compensation for the Executive Management for the current year; and
(5)	the grant of options, shares or other equity instruments in the Company to the Board of Directors and the Executive Management.

Under the new system, approved by the shareholders on 25 June 2021, shareholders will approve annually and separately the proposals of the Board of Directors in relation to the maximum aggregate amount of:
(1)	the compensation of the Board of Directors for the period until the next Annual Shareholders' Meeting;
(2)	the compensation of the Executive Committee for the following financial year.

Art. 47 of the AoA contains transitional provisions and regulates which decisions need to be taken in the 2022 Annual Shareholders' Meeting.

The respective total compensation amounts include social security and occupational pension contributions for the benefit of the members of the Board of Directors, the Executive Management and the Company.
If the Annual Shareholders' Meeting refuses to approve a respective motion by the Board of Directors, the Board of Directors may either submit a new motion at the same meeting or determine a maximum total remuneration or several maximum partial remunerations, subject to the relevant principles of the compensation, or submit a new motion to the next Annual Shareholders' Meeting for approval. The Company may pay remunerations within the framework of the maximum total or partial remuneration and subject to the approval by the Annual Shareholders' Meeting.

Compensation of the Board of Directors
The CNC reviews and proposes to the Board of Directors the resolution to be submitted to the Annual Shareholders' Meeting for the maximum total compensation of the Board of Directors. The CNC will also request approval by the Board of Directors of the individual compensation packages to be paid to members of the Board of Directors.

The compensation for members of the Board typically consists of:

(1)	Annual cash compensation
(2)	Annual grant of equity

Both components do not depend on the achievement of corporate goals or the individual performance of a Board member. Additionally, the Company pays the employer’s social security contributions due on these amounts. Board members do not receive any variable compensation and do not participate in the Company’s pension plan.

Compensation of the Executive Management
The CNC evaluates annually the performance of the CEO and the Executive Management and submits such evaluation for review and approval by the Board of Directors, in each case in an executive session without the presence of the CEO or the Executive Management.

Subject to and within the bounds of the maximum compensation approved by the Annual Shareholders' Meeting, the CNC reviews and recommends for approval by the Board of Directors the annual base salary, incentive compensation (bonus) and equity compensation of the CEO, and in consultation with the CEO, of the Executive Management, and the overall compensation of the CEO and the Executive Management. The CNC also requests approval by the Board of Directors regarding the determination of the compensation-related targets for the Executive Management and requests approval by the Board of Directors of the individual compensation packages to be paid to members of the Executive Management.

Elements of Compensation for 2021 and 2020

Base Salary
Base salaries are highly competitive in order to attract, motivate, and retain persons with the necessary skills and character. The salary level is based on the scope of the position and market conditions and the individual’s profile in terms of experience and skills. The fixed compensation for the Executive Management members includes base salary, social security contributions and payments to the pension fund by the Company. Base salaries are reviewed annually by the CNC, taking into account individual performance and the results of the external benchmarking.

Incentive Plan (Bonus)
The CNC proposes to the Board of Directors an incentive compensation plan providing for variable compensation of the members of the Executive Management based on the achievement of the Company’s corporate goals and in relation to the Executive Management based on the individuals’ performance, and approves any changes to such plan as may be proposed by the CEO from time to time. The CNC reviews and approves any employment contracts, severance contracts, or other agreements that the Company proposes to enter into with any present, future or former members of the Executive Management, provided that the key terms of such contracts shall be submitted for approval by the Board of Directors and shall be within the bounds of the maximum compensation approved by the Annual Shareholders' Meeting.

The annual cash bonus for 2021 and 2020 was based on the achievement of Company and individual goals. The target bonus (i.e. cash bonus to be paid if 100% of corporate and individual objectives are met) is determined individually for each member of the Executive Management as a fixed amount, ranging from approximately 28% (27% in 2020) to 69% (69% in 2020) of the base salary. According to the external benchmarking, the target bonuses continued to be in the low range of the peer group. The 2021 corporate goals included: (i) fulfillment of various R&D milestones and (ii) advancement of several R&D pre-clinical and clinical programs. The 2020 corporate goals included: (i) fulfillment of various R&D milestones, (ii) advancement of several R&D pre-clinical and clinical programs, and (iii) compliance with SOX 404 regulations by Q4. The weightings of the corporate and individual goals are defined for each executive management member and vary depending on the position. In general, the higher the position of an employee, the more weight is put on the achievement of corporate goals rather than on individual goals. The Board determined that the actual target achievement of the 2021 and 2020 corporate goals was 100.0% and 102.0%, respectively.

Pension Plan and Social Charges

Pension Plan
The Company participates in a collective foundation covering all of its employees including its executive officers. In addition to retirement benefits, the plan provides death or long-term disability benefits. Contributions paid to the plan are computed as a percentage of salary, adjusted for the age of the employee and shared approximately 47% (47% in 2020) and 53% (53% in 2020) by employee and employer, respectively. This plan is governed by the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG), which requires contributions to be made to a separately administered fund. The fund has the legal form of a foundation and it is governed by the Board of Trustees, which consists of an equal number of employer and employee representatives. The Board of Trustees is responsible for the administration of the plan assets and for the definition of the investment strategy.

Social Charges
The Company pays old age and survivors’ insurance (AHV), Disability insurance (IV), and Income replacement scheme (EO) as required by Federal Swiss law.

Equity Incentive Plans

Current Plan
The 2016 Option and Incentive Plan as amended and restated as of October 7, 2019 (the “2016 Plan”) was established for the officers, employees, non-employee directors and consultants of AC Immune SA. In June 2019, the Board authorized, and the shareholders approved, an increase in the maximum number of shares reserved for issuance under the 2016 Plan. In October 2019, the Board authorized a second amendment and restatement to the 2016 Plan. These amendments were made to align certain elements with Swiss statutory requirements and had no financial impact for the Company in 2019. The 2016 Plan provides for a variety of award types, including stock options, restricted share awards, restricted share units, unrestricted share awards, and performance-based awards.  Vesting and performance- based conditions vary by grant and are determined by the plan administrator, which is the Compensation Committee of the Board of Directors or the Chief Executive Officer under specified delegation limitations granted by the Board of Directors.  However, option awards with an “Exercise Price” shall be determined at the time of grant by the plan administrator, but shall not be less than 100 percent of fair market value on the date of grant.  Further, awards with an “Option Term” may not exceed 10 years.  In 2021 and 2020, awards were granted to members of the Executive Management and Board of Directors and are disclosed in Section 3 of this report. According to the external benchmarking, the equity awards continued to be in the lower range of the peer group.

2016 Option and Incentive Plans

Directors and Executive Consideration
For the fiscal years ended December 31, 2021 and 2020, we have granted our directors and executive management, in the aggregate, options for the right to acquire 745’762 and 689’702 shares, respectively at an exercise price ranging from US$ 5.31 to US$ 7.23 per share in 2021 and US$ 5.04 to US$ 6.95 per share in 2020. Directors who have joined the company in 2018 and thereafter, receive an initial option award which vests over a three-year period with vesting to occur annually. Options granted annually to directors vest at the end of a one-year period whereas options granted to executive management vest over a four year period with vesting to occur quarterly. No restricted share units were granted in 2021 and 2020 to either our directors or executive management.

Prior Plans
Since our inception in 2003, we have had four separate Prior Plans under which stock options were granted (Prior Plans A, B and C2 have terminated): Options granted under the C1 Plan from 2013 through the adoption of current 2016 Stock Option and Incentive Plan were taxed upon exercise instead of at grant due to a change in taxation rules. The options granted under Plan C1 vested over a four-year period with 25% of these options vesting each year. The options granted under our current 2016 Stock Option and Incentive Plan have vesting conditions which are determined by the administrator at the time of grant and are specified in the applicable award certificate.

Our Board of Directors has the authority to amend each of the Prior Plans.

Other
Employment Contracts
The Executive Management of the Company is employed under employment contracts of unlimited duration with a notice period of twelve months for each of the Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Chief Technical Operations Officer and Chief Medical Officer. The notice period for the Chief Scientific Officer is six months. Executive members are not contractually entitled to termination payments other than the vested portions of the stock options.